Filed by Energy Fuels Inc.
(Commission File No.: 001-36204)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Uranerz Energy Corporation
(Commission File No.: 001-32974)

ENERGY FUELS INCORPORATED

PRESENTATION BY STEVE ANTHONY

ON JANUARY 20, 2015

1	MR. ANTHONY: All right. Good morning.
2	My name is Steve Anthony. I'm the CEO and President
3	of Energy Fuels Incorporated, a uranium mining company
4	based in Lakewood, Colorado. And this morning, I'm
5	going to talk about nuclear energy.
6	Nuclear is the only way you can produce clean,
7	carbon-free basic electricity in the United States
8	today. We expect to see a big growth in nuclear power
9	throughout the world as the issues of global warming
10	and electricity demand increase as we go forward in
11	this decade.
12	The growth in nuclear power, you know, is
13	always hampered by, obviously, issues that are out of
14	our control. I mean, there's been some nuclear power
15	upsets in the world that have really hampered the
16	growth. The golden age of nuclear power began in the
17	'60s -- actually the '50s, went into the '60s and
18	peaked in the '70s in the United States, which became
19	the largest producer of nuclear power and largest
20	consumer of U308 which is the fuel for nuclear power.
21	I want you to take away today four things;
22	that we are a producer, not an explorer, we have the
23	strongest balance sheet amongst our peers, production
24	growth potential in the US through permeated assets
25	that are in a standby state and can be turned on in a

1	short period of time. We've recently announced a
2	transaction with Uranerz which is an institute uranium
3	producer, a methodology of extraction that is purported
4	to be on the lower end of the cost curve. This will
5	create a company that will be the purely dominant
6	mining company in the US.
7	These next slides are regulatory compliance
8	slides. Take a look at 'em at your convenience. Now,
9	today I'm going to talk about energy fuels. I'll talk
10	about our most recent acquisition, the Uranerz Company
11	located in Wyoming. We'll talk a bit about uranium
12	market dynamics and the Energy Fuel's production
13	platform. I'll end with some financials and current
14	guidance for the company.
15	The US nuclear power industry is the
16	strongest in the world currently. Of course, China is
17	rapidly closing that gap with an aggressive build of
18	power plants to service their ever-increasing demand.
19	As you see on this slide, the area in the yellow is our
20	operating area predominantly in the Western US.
21	Historically, this is where the majority of the uranium
22	production came from and, as I indicated before, we
23	peaked at around 55 million pounds of production here
24	in the United States in the late 1970s. You can see
25	where these nuclear power plants are located. There's

1	about 102 currently operating, two have recently shut
2	down, but there are five currently under construction
3	that will come online in the Southeast United States.
4	To service the demand of the nuclear power
5	industry, we embark on a two-pronged philosophy. That
6	is, play to our strengths, which is a strong balance
7	sheet and our long-term contracts, and take advantage
8	of opportunities in the current downturn in the market
9	to continue consolidation. We've consolidated five
10	major companies since 2008 following the financial
11	crisis, and we took advantage of the consolidation in
12	the industry because there were many companies out
13	there in 2007 when the price of uranium peaked at $138
14	a pound. It's currently $36 a pound, so you can see the
15	rapid and volatile price movement in the market has
16	caused companies to fall by the wayside that don't have
17	the strength to survive and others that don't have the
18	strength to grow in the market.
19	Of course, having the best balance sheet
20	helps us in this current market situation. Three
21	long-term contracts currently with the company, and
22	these contracts average a price of around $59 a pound.
23	You can see over the current price of 36 that there's a
24	substantial buffer there.
25	It -- we have some important strategic

1	alliances with two major players in the world; that is
2	Kepco which is he Korean Electric Power Company and
3	Sumitomo, a major Japanese trader.
4	Again, our two part strategy is to manage our
5	assets with a strong working capital conservatively and
6	focus on low-cost production centers. Build the
7	production growth potential by permeating the current
8	large-scale base load projects which are three projects
9	that each one individually consists of over 20 million
10	pounds a year production potential -- or 20 million
11	pounds of resource base. These three base load
12	projects will give us a sufficient feed into our
13	uranium mill to produce what we project to be 4-5
14	million pounds a year.
15	Uranerz acquisition; increasing uranium
16	production through this strategic acquisition allows us
17	to be perceived on a lower cost of the production
18	curve. ISR production is solution mining essentially,
19	contrary to the conventional mining that we've done to
20	date. ISR production is purported to have a lower
21	operating cost and that has borne to be true in other
22	areas of the world such as Kazakhstan which produces
23	about 40 percent of the world's demand -- supply or
24	uranium, at lower costs than are typically seen in
25	hard-rock mines. But ISR production has a certain

1	geological environment that has to be conducive toward
2	it. It's not uniform. In other words, all uranium
3	deposits -- the majority of uranium deposits in the
4	world that are known really have to be mined through
5	the conventional method.
6	Now, the true cost of production with Uranerz
7	will lower our overall portfolio of projects and we
8	will get down to what we feel's a competitive rate to
9	compete on utility contracts which we feel are going to
10	increase in the future. Scalability is one of our key
11	strengths and Uranerz also has scalability which will
12	add to the production profile of the company as we see
13	the price come up and allow production to resume.
14	This slide shows the dominant position we
15	think Energy Fuels has in the industry. By any metric,
16	both methods of production, supply contracts and sole
17	focus in the US, we think we rank at the number one
18	position -- actually number two, second to Cameco,
19	which is the world's largest producer out of Canada.
20	This is a shot of the Nichols Ranch
21	processing facility. As you can see, it's a brand new
22	facility, just came online in April of 2014, has a
23	licensed capacity of 2 million pounds a year and in the
24	current production in 2014, was 197,000 pounds. We
25	project the Nichols Ranch to contribute up to 500

1	million -- or 500,000 pounds a year of production in
2	2016 as the mine comes up to production design
3	capacity. It's located in the Powder River Basin of
4	Wyoming. The Powder River Basin is where Cameco has
5	its operations which is the largest current producer of
6	ISR generated uranium in the United States. The
7	district itself has several other uranium mining
8	companies that have contributed toward ISR production
9	in that area.
10	Together, Energy Fuels and Uranerz will offer
11	a diverse uranium production profile from two separate
12	production centers, along with six long-term contracts
13	that deliver through 2020 at an average price of $59 a
14	pound. Now, this -- you know, this production and
15	contract portfolio allows us really to be a revenue
16	generator and we have actually generated positive cash
17	flow and reported the first earnings in the history of
18	the company in third quarter 2014.
19	We have strong board and management, and I
20	want to emphasize that with the Uranerz acquisition,
21	which is the largest in the history of the company and
22	we -- by the way, we've done five -- Uranerz is the
23	fifth rollup acquisition that we've done in the
24	business. We started in 2008 with a company called
25	Magnum and consequently bought or merged with four

1	other companies. Uranerz has the largest and with
2	Uranerz we got the ISR technical expertise that we
3	needed to come into this area of production. And, as
4	you see, Paul Goranson who's a major COO of Uranerz
5	will come with the company and be in charge of those
6	operations.
7	Our board of directors is deep in mining
8	industry experience and uranium specifically, with some
9	of the major names in the industry on our board.
10	Let's talk a little bit about uranium market
11	dynamics. There's increasing demand in the world for
12	clean energy. I'm sure you've seen pictures of
13	Beijing, China and some of the issues they have with
14	air quality. Of course, China still depends in large
15	part on coal production to supply the fuel to their
16	generating units to supply the electricity to the
17	populus. But they are the most aggressive builder of
18	nuclear power plants today. They have some 24 plants
19	that are under construction and more to come. I mean,
20	they're -- you know, their whole philosophy is to --
21	similar to the French in the '70s where they settled on
22	a reactor type, perfected that reactor type, and the
23	duplicate that reactor type. It was successful for the
24	French. They built to be -- to supply 80 percent of
25	their electrical demand in the 1970s through the most

1	robust program and are still regarded leaders in
2	technology today.
3	So the geopolitical risk of creating new
4	uranium supply are substantial. Right now, the areas
5	of the world that have seen rapid production are
6	Central Asia in the town -- or excuse me, in the
7	country of Kazakhstan -- African in Niger, Namibia,
8	some of the other African countries that have really
9	seen political unrest which has jeopardized some of the
10	production sources there. In fact, Areva had a
11	shutdown of their production facility there until they
12	got the issue straightened out through local military
13	intervention.
14	Has the market turned the corner? Well, if
15	you look at all the other sources of fuel that have
16	gone down here in the last six months, uranium's the
17	only one that actually has risen in price. We've seen
18	prices rise 25 percent since July. Now, a lot of this
19	is predicated on the Japanese reactor restarts because
20	we all know that the Japanese nuclear power situation
21	at Fukushima caused worldwide concern, both in safety
22	and in the resumption of nuclear power in Japan. We
23	thought, in the industry, that it would maybe be a year
24	or two because the Japanese had a very dedicated
25	political base to develop nuclear power. They were

1	second to the United States. They had some 54 reactors
2	and, of course, they shut them all down after Fukushima
3	and not -- and that was in March of 2011 and not one
4	has restarted yet. The latest projection is for the
5	Chennai nuclear power plant, two reactors at that
6	location to start up here in the first quarter of '15.
7	So time will tell on that. But, of course,
8	with the Japanese shutdowns came major production
9	cutbacks around the world. Some of the biggest
10	producers of U308, our product, are Rio Tinto, BHP,
11	Paladin and Cameco. They're all down as far as their
12	production that they've brought to the market. So this,
13	consequently, will have a lagging effect on the price,
14	which we believe, you know, has got to increase because
15	the world supply right now isn't being met by
16	production and, of course, that bridge -- that gap is
17	being bridged by secondary -- what they call secondary
18	supplies in the market, which is a fairly complex
19	situation around the world; stems from the de-blending
20	program, the arms treaty with the Russians and a lot
21	comes out of what we call enrichment facilities on,
22	essentially, secondary supplies that come out of that.
23	Underfeeding is the term where they can produce more
24	than they have to.
25	China continues to aggressively buy uranium

1	and stockpile it. They've got the longest runway look
2	in the industry and India also is a major -- country
3	with a major demand for nuclear power that they go
4	along at a different pace than China, but we expect
5	them to enter into the market with increased production
6	-- with increased demand, excuse me.
7	Uranium, the beacon in darkness; when you
8	look at the -- all the current price decreases that
9	have occurred; some are on this -- this list here
10	where, you know, crude oil is off 57 percent, natural
11	gas 9, heating oil 46, gasoline 54; you obviously see
12	that everything has been going down with the energy
13	price situation in the world, but uranium increased 25
14	percent from its low of $28 in early '14.
15	I'd like to talk a little bit about uranium
16	-- tho operating platform for uranium -- or for Energy
17	Fuels. The pictures you see her are really the
18	fundamental basis of our company. We are an operating
19	company. We have mines. They are permitted. We
20	employ people. In fact, our payroll peaked at 350
21	people between mines and mill and exploration and
22	development staff in early 2014. We've since had
23	cutbacks with the uranium production being cut back
24	just to meet our contracts, but nevertheless, this
25	gives you a picture of the real world as we operate.

1	The White Mesa Mill is truly our strategic
2	asset. It was built in the early '80s, but maintained
3	in excellent condition and currently supplies 20 to 25
4	percent of the US production. US production is down to
5	4 million pounds a year from 55 in the '70s as I said
6	before, but of that we produce about a million pounds a
7	year. The remainder is being produced by Cameco and
8	ISR producers that don't require a hard rock convention
9	uranium mill. You can see our annual production for
10	the last five years has averaged around a million
11	pounds a year. So we've put the product in the can,
12	converted it to revenue through our contracts and, you
13	know, we are truly an operating company from that
14	standpoint.
15	When you look at our mill, it gives us an
16	opportunity for alternate feed which, in the depressed
17	times in the market, is a way to generate additional
18	revenue by essentially taking waste streams or streams
19	that have to be reprocessed, and they can be delivered
20	and -- or they can be disposed of in our NRC regulated
21	tailings cells. So it gives us a little bit of a
22	sideline as a value added business.
23	So this is kind of a snapshot of our
24	production platform from the mining standpoint. We
25	operate in the five western states and one mine is

1	currently under production at Pinenut. These are
2	underground -- or shaft-access mines. We have a mine
3	in development in Canyon which is also on the south
4	side of the Grand Canyon. I must note that we operate
5	in highly-sensitive environmental areas that the bar
6	for us to get approved, I think, and I've -- I've
7	personally been in coal, I've been in copper, I've been
8	in vanadium in my career; it's the highest bar as far
9	as environmental. The rules may seem the same, but
10	they're regulated by a separate US agency, the Nuclear
11	Regulatory Commission.
12	So the Canyon mine has got five -- produced
13	3-4 million pounds of potential resource. We've
14	developed the mine based on only knowing 1.4 million
15	pounds. Large-scale products, that's what we need to
16	average down the cost of processing at the White Mesa
17	Mill and, as you see, we have three mines that are in
18	this category what we call base load production
19	potential and that's Sheep Mountain Wyoming, Roca Honda
20	in New Mexico and Henry Mountains in Utah. Sheep
21	Mountain is permitted from the mining standpoint. Roca
22	Honda is -- is in permitting, and Henry Mountains we
23	will continue permitting these areas, and we're all
24	comfortable we can get operating permits there. Roca
25	Honda and Henry Mountains are within trucking distance

1	of the White Mesa Mill. It'll allow us to utilize the
2	underutilized capacity in that facility.
3	We have other smaller mines up in what's
4	called the Colorado Plateau area that are currently
5	being maintained on standby situations and can be
6	brought back to production as early as three to six
7	months. Keep in mind, when we acquired Denison, a major
8	acquisition in 2012 that brought us into the production
9	world, we -- they were mining about 1.5 million pounds
10	a year and as the price was $52 a pound then, dropped
11	precipitously lower below the cost of production, we
12	shut in those mines, but they were fully permitted,
13	equipped and manned and mining at that rate at that
14	time. So we're comfortable we can bring those back up
15	should the price support it.
16	This is a picture of resource summary. We
17	have the largest 43-101 resource base in the United
18	States; both conventional, and we've added Uranerz
19	here, which you'll see what they add to our -- about
20	another 16 million pounds to our resource portfolio.
21	Again, financial highlights for the nine
22	months ended September 30th, we had 800,000 pounds of
23	sales. We produced 770, almost balancing there. The
24	rest came out of inventory. We put another 800,000
25	pounds in inventory for revenues of 46 million as you

1	can see, and $45 million of working capital. Currently,
2	cash is 13 million pounds.
3	Capitalization summary; as you can see, you
4	know, we feel we're in a strong position with our cash
5	and cash equivalence; $45 million working capital.
6	Everybody asks me are you raising money? Well, the
7	price of the stock keeps going down and we don't think
8	it's prudent to do that at this time, but I think you
9	always have to be -- you always have to be ready to
10	take advantage of the market and in this volatile price
11	environment that we're in and volatile price stock
12	movement, you know, we are all well aware of monitoring
13	that and trying to capitalize it to the best interests
14	of the company. We're covered by six analysts, a
15	couple of majors out of Canada and here in the US
16	Cantor, Roth and Cowen Securities cover us.
17	Guidance for '14-'15, we'll sell again
18	800,000 pounds of resource at $57. We'll produce 770
19	pounds of that and in 2015 we'll have another 800,000
20	pounds of sales. These are on the existing contracts.
21	Production will drop to 125,000 pounds and spot
22	purchases will be 300,000 which will serve into one of
23	our longer-term contracts where we can, essentially,
24	bridge the difference between spot and our contract
25	price.

1	We're going to campaign the mill in 2015.
2	Campaigning, essentially, is when you get a sufficient
3	amount of resource stockpile so you can make an
4	economic operation of the mill. I mean, these mills,
5	you can't turn them on for one month. You have to
6	stockpile material until you can get a minimum of a
7	three-month run, and that's what we mean by
8	campaigning.
9	In summary, we have a strong balance sheet,
10	current uranium production, significant growth
11	potential and a proposed acquisition of Uranerz gives
12	us a new entry into the ISR area. We're going to
13	create the leading producer in the United States and,
14	as you see in this picture, this is our end product.
15	Drums of U308 ready to go to the converter. Each one of
16	these drums is about 50,000 pounds value as it sits. So
17	I'm going to leave that with you and answer any
18	questions at this time. Yes?
19	MALE SPEAKER: Germany pushing back and what
20	are your feelings about that? Are they actually going
21	to be free of nuclear energy?
22	MR. ANTHONY: Well, Germany's on record for,
23	you know, dismantling their nuclear power plants and
24	removing, you know, the nuclear power component from
25	their electrical supply. If they do it, it remains to

1	be seen. That's the current political position that
2	they took, but keep in mind, you know, that the
3	hypocrisy there is that they get all their electricity
4	that they shut down nuclear wise, they get it across
5	the rind from France whose 80 percent nuclear
6	generation. So, you know, that's part of the deal
7	there with Germany.
8	Whether they do it or not; again, economics
9	will tie into that because, you know, they're like
10	Japan having to buy hydrocarbons and things like that.
11	So that's what I think there. Yes?
12	MALE SPEAKER: Is it determined that Japan is
13	going to be turning their facilities back on? I read
14	that they've made a bigger commitments to, or want to,
15	to L&G [phonetic]?
16	MR. ANTHONY: Mm-hm.
17	MALE SPEAKER: So that's question number one.
18	Two is what percentage of your end market goes to
19	batteries and things other than nuclear energy? And,
20	third, can you just talk about incentives and how much
21	stock insiders own?
22	MR. ANTHONY: Mm-hm. Well, first -- first
23	one on -- I believe the first one you entered on Japan.
24	Japan, politically, is set to turn on their nuclear
25	reactors. They did have 54 operating. Our best

1	estimate is that they'll turn on 33, which are the most
2	modern design, what they call a boiling point reactors,
3	not the -- you know, not the -- excuse me, the pressure
4	reactors, not the boiling water reactors. So, you
5	know, it's a political game with -- you know, with the
6	Japanese. The Japanese, culturally, have usually
7	followed step with what the government has said. Of
8	course, Fukushima disrupted that greatly, so there's a
9	factor between the populus and the people, but they're
10	paying dearly in their economy on the cost of power. So
11	we think they will come online and to -- we'll find the
12	first quarter's going to really tell that.
13	And your second question was about --
14	MALE SPEAKER: End market.
15	MR. ANTHONY: Excuse me?
16	MALE SPEAKER: End markets in terms of any
17	end markets for --
18	MR. ANTHONY: Oh yeah, for vanadium. Yeah,
19	we -- it was little touched on here, but part of our
20	resource base has a vanadium component to it. In fact,
21	White Mesa Mill had a vanadium processing circuit at
22	it. One of the few -- one of the only ones in the
23	country and we did produce vanadium as a value add, and
24	as vanadium is getting more attention for the new
25	generation of batteries, we feel that, you know, that's

1	going to be an opportunity. But we really don't push
2	that because it's going to come at a different place
3	than we're tied into as far as our core business.
4	And the other one on insiders, I think
5	insiders have about, when you add it up, it's somewhere
6	around 5 percent.
7	MALE SPEAKER: Okay. Thank you.
8	MR. ANTHONY: So I appreciate you coming
9	today. Thanks so much. I have one -- I have one pop
10	quiz question though. Here's my pop quiz question.
11	When you always talk about nuclear and this dark side,
12	tell me what powered the USS Enterprise in the series
13	Star Trek? What was the fuel? It was nuclear. Don't
14	you remember that? Nuclear powered starship on its
15	20-year voyage. I always liked that one, you know?
16	And the other one, two -- second point is the
17	United States Navy, you know, which is -- which is
18	elemental to the security of this country, runs their
19	major ships off nuclear, and they haven't had any major
20	upsets in the history since Admiral Rickover brought
21	the nuclear generation into the Navy. So what can I
22	say about nuclear? It's safe. Thank you.
23
24
25

Important Information for Investors and Stockholders

This communication is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the United States Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014. Information about the directors and executive officers of Energy Fuels can be found in its 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.